Exhibit 99.1

Nano Dimension Achieves Accreditation for International Quality and Environmental Standards

ISO 14001 International Certification Recognizes Fulfillment of Environmental Objectives

NESS ZIONA, Israel, January 11, 2018 - Nano Dimension Ltd., a leading additive electronics provider (NASDAQ, TASE: NNDM), announced today that its wholly owned subsidiary, Nano Dimension Technologies Ltd., has been accredited and certified for the ISO 14001:2015 Standard – EMS (Environmental Management System) by the Standards Institute of Israel, an internationally accredited certification body.

With the ISO 14001 certification, Nano Dimension is recognized for its enhancement of environmental performance, fulfilment of compliance obligations and achievement of environmental objectives designed to minimize the environmental impact of the company’s operations.

ISO 14001, an internationally recognized standard for EMS, helps organizations demonstrate their environmental commitment to their stakeholders. It is the leading international standard for environmental management systems covering organizational structure, planning activities, responsibilities, practices, procedures, processes and resources for developing, implementing, achieving, reviewing and maintaining environmental policies.

“The EMS policy we’ve implemented establishes our commitment for managing our environmental responsibility in a systematic manner, both in our operations and the impact our products and solutions have on our customers’ operations,” said Amit Dror, CEO and co-founder of Nano Dimension. “It’s an approach that extends across every process and into every aspect of our business such as materials, health and robust environmental management practices. With this certification, customers, partners and prospects can feel confident in Nano Dimension’s dedication to sustainability.”

About Nano Dimension

Nano Dimension (TASE: NNDM, NASDAQ: NNDM) is a leading additive manufacturing company that is disrupting, reshaping and defining the future of how electronics are made. With its unique 3D printing technologies, Nano Dimension is targeting the growing demand for electronic devices that require increasingly sophisticated features and rely on printed circuit boards (PCBs). Demand for circuitry, including PCBs - which are the heart of every electronic device - covers a diverse range of industries, including consumer electronics, medical devices, defense, aerospace, automotive, IoT and telecom. These sectors can all benefit greatly from Nano Dimension’s 3D printed electronics solutions for rapid prototyping and short-run manufacturing. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its commitment for managing environmental responsibility in a systematic manner. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 7, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third party websites.

NANO DIMENSION INVESTOR RELATIONS

Miri Segal-Scharia, CEO, MS-IR LLC | 917-607-8654 | msegal@ms-ir.com

NANO DIMENSION PR CONTACT

Galit Beck, Public Relations Manager | 972-542539495 | galit@nano-di.com